State of Delaware
Secretary of State
Division of Corporations
Delivered 12:38 PM 07/02/2007
FILED 11:46 AM 07/02/2007
SRV 070772824 - 4381878 FILE

CERTIFICATE OF FORMATION

OF

UHS OF SALT LAKE CITY, L.L.C.

1. The name of the limited liability company is UHS of Salt Lake City, L.L.C.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The name and mailing address of the Managing Member is:

UHS of Provo Canyon, Inc.
367 South Gulph Road
King of Prussia, PA 19406

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of UHS of Salt Lake City, L.L.C. this 2nd day of July 2007.

Celeste A. Stellabott

UHS of Provo Canyon, Inc.
By: Celeste A. Stellabott, Assistant Secretary